As filed with the Securities and Exchange Commission on August 17, 2000


                                    FORM N-8F
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   Application Pursuant to Section 8(f) of the
                     Investment Company Act of 1940 ("Act")
                  and Rule 8f-1 Thereunder for Order Declaring
                 that a Registered Investment Company has Ceased
                    to be an Investment Company under the Act

                          INVESCO SPECIALTY FUNDS, INC.
                               (Name of Applicant)

                               File No.: 811-08528
                (Securities and Exchange Commission File Number)


                              7800 E. Union Avenue
                             Denver, Colorado 80237
                     (Address of Principal Executive Office)





                   Copies of all Communications and Orders to:

Glen A. Payne, Esq.                             Clifford J. Alexander, Esq.
7800 E. Union Avenue                            Susan M. Casey, Esq.
Denver, Colorado  80237                         Kirkpatrick & Lockhart LLP
                                                1800 Massachusetts Avenue, N.W.
                                                Washington, D.C.  20036-1800

I.    GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above):

      [x]   Merger
      [ ]   Liquidation
      [ ]   Abandonment of Registration
            (Note:  Abandonments of Registration answer ONLY questions 1 through
            15, 24 and 25 of this form and complete  verification  at the end of the form.)
      [ ]   Election of status as a Business Development Company
            (Note:  Business  Development  Companies  answer  only  questions  1 through 10 of this form and complete verification at the end of the form.)

2.    Name of fund: INVESCO Specialty Funds, Inc.

3.    Securities and Exchange Commission File No.: 811-08528

4.    Is this an initial Form N-8F or an  amendment  to a previously  filed Form
      N-8F?


      [ ]   Initial Application     [ X ] Amendment


5. Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

      7800 E. Union Avenue
      Denver, CO  80237

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

      Susan M. Casey, Esq.
      Kirkpatrick & Lockhart LLP
      1800 Massachusetts Avenue, N.W.
      Washington, D.C.  20036-1800
      (202) 778-9000

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund's records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

      INVESCO Funds Group, Inc.
      7800 E. Union Avenue
      Denver, CO  80237

      NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.    Classification of fund (check only one):

            [x]  Management company;
            [ ]  Unit investment trust; or
            [ ]  Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

            [x]   Open-end          [  ]  Closed-end

10. State law under which the fund was organized or formed (E.G., Delaware or Massachusetts):

      The fund was organized as a Maryland corporation.

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

      INVESCO Funds Group, Inc., the fund's investment adviser, is located at 7800 E. Union Avenue, Denver, CO 80237.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those principal underwriters have been terminated:

      INVESCO Distributors, Inc., the fund's principal underwriter, is located at 7800 E. Union Avenue, Denver, CO 80237.

13.   If the fund is a unit investment trust ("UIT") provide: Not Applicable.

      (a) Depositor's name(s) and address(es):

      (b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

      [  ]  Yes   [x ]  No

      If Yes, for each UIT state:
      Name(s):
      File No.:  811-______
      Business Address:

      Not Applicable.

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [x]  Yes    [  ]  No

          If Yes, state the date on which the board vote took place:

          Approvals for the mergers involving INVESCO Asian Growth Fund, INVESCO European Small Company Fund and INVESCO Latin American Growth Fund were obtained on February 3, 1999.


          Approvals for the mergers involving INVESCO S & P 500 Index Fund, INVESCO Realty Fund and INVESCO Telecommunications Fund (formerly INVESCO Worldwide Communication Fund) were obtained on August 5, 1998.


          If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [x]  Yes    [  ]  No

          If Yes, state the date on which the shareholder vote took place:

          Shareholder approvals for the mergers involving INVESCO Latin American Growth Fund, INVESCO S & P 500 Index Fund, INVESCO Realty Fund and INVESCO Telecommunications Fund (formerly INVESCO Worldwide Communications Fund) were obtained on May 20, 1999.

          Shareholders approvals for the mergers involving INVESCO Asian Growth Fund and INVESCO European Small Company Fund were obtained on May 28, 1999.

          If No, explain:

II.   DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

            [x]  Yes    [  ]  No

      (a)   If Yes, list the date(s) on which the fund made those distributions:

            Distribution of assets were made to the shareholders of INVESCO Asian Growth Fund and INVESCO European Small Company Fund on June 18, 1999; to the shareholders of INVESCO S & P 500 Index Fund on July 15, 1999; to the shareholders of INVESCO Latin American Growth Fund on October 20, 1999 and to the shareholders of INVESCO Realty Fund and INVESCO Telecommunications Fund (formerly INVESCO Worldwide Communications Fund) on February 15, 2000.

      (b)   Were the distributions made on the basis of net assets?

            [x]  Yes    [  ]  No

      (c)   Were the distributions made PRO RATA based on share ownership?

            [x]  Yes    [  ]  No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For mergers, provide the exchange ratio(s) used and explain how it was calculated.

      (e)   LIQUIDATIONS ONLY:

            Were any distributions to shareholders made in kind?

            [  ]  Yes   [  ]  No

            If yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   CLOSED-END FUNDS ONLY:
      Has the fund issued senior securities?  Not Applicable.

            [  ]  Yes   [  ]  No

      If  Yes,   describe   the  method  of   calculating   payments  to  senior
      securityholders and distributions to other shareholders:

      Not Applicable.

18.   Has the fund distributed ALL of its assets to the fund's shareholders?

      [x]  Yes    [  ]  No

      If No,

      (a) How many shareholders does the fund have as of the date this form is filed?
      (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

            [  ]  Yes   [x]  No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

            [  ] Yes    [x] No

      If Yes,

      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:
      (b)   Why has the fund retained the remaining assets?
      (c)   Will the remaining assets be invested in securities?

            [  ] Yes          [  ] No

21.   Does  the  fund  have  any  outstanding   debts  (other  than  face-amount
      certificates if the fund is a face-amount certificate company) or any other liabilities?

            [  ] Yes          [x] No

      If Yes,
      (a)   Describe the type and amount of each debt or other liability:
      (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.   INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.   (a)   List  the  expenses  incurred  in  connection  with  the  Merger  or
            Liquidation:


            1.    Merger involving INVESCO Asian Growth Fund:

                  (i)   Legal expenses:                                              $  12,667.32
                  (ii)  Accounting expenses:                                         $   8,046.76
                  (iii) Other expenses (list and identify separately):
                        Printing                                                     $  62,955.67
                        Postage                                                      $  21,174.22
                        Proxy solicitation                                           $  30,468.26
                        Filing fees                                                  $      47.30

                  (iv)  Total expenses (sum of lines (i)-(iii) above):               $ 135,359.53

            2.    Merger involving INVESCO European Small Company Fund:

                  (i)   Legal expenses:                                              $  39,001.92
                  (ii)  Accounting expenses:                                         $   4,525.00
                  (iii)  Other expenses (list and identify separately):
                        Printing                                                     $  90,511.29
                        Postage                                                      $  42,385.55
                        Proxy solicitation                                           $  98,744.70
                        Filing fees                                                  $     189.90

                  (iv)  Total expenses (sum of lines (i)-(iii) above):               $ 275,358.36


            3.    Reorganization involving INVESCO S & P 500 Index Fund:

                  (i)   Legal expenses:                                              $   3,479.64
                  (ii)  Accounting expenses:                                         $     333.32
                  (iii) Other expenses (list and identify separately):
                        Printing                                                     $   8,442.84
                        Postage                                                      $   3,044.92
                        Proxy solicitation                                           $   9,057.18
                        Filing fees                                                  $      14.02

                  (iv)  Total expenses (sum of lines (i)-(iii) above):               $  24,371.92

            4.    Reorganization involving INVESCO Latin American Growth Fund:

                  (i)   Legal expenses:                                              $   4,716.54
                  (ii)  Accounting expense                                           $       0.00
                  (iii) Other expenses (list and identify separately):
                        Printing                                                     $  12,275.40
                        Postage                                                      $   5,140.28
                        Proxy solicitation                                           $  12,276.88
                        Filing fees                                                  $      27.86

                  (iv)  Total expenses (sum of lines (i)-(iii) above):               $  34,436.96

            5.    Reorganization involving INVESCO Realty Fund:

                  (i)   Legal expenses:                                              $   3,186.50
                  (ii)  Accounting expenses:                                         $     333.34
                  (iii)     Other expenses (list and identify separately):
                        Printing                                                     $   7,831.74
                        Postage                                                      $   2,788.52
                        Proxy solicitation                                           $   8,294.26
                        Filing fees                                                  $      65.96

                  (iv)  Total expenses (sum of lines (i)-(iii) above):               $  22,500.32



            6.    Reorganization involving INVESCO Telecommunications Fund:

                  (i)   Legal expenses:                                              $   31,202.64
                  (ii)  Accounting expenses:                                         $      333.34
                  (iii) Other expenses (list and identify separately):
                        Printing                                                     $   77,252.34
                        Postage                                                      $   27,851.69
                        Proxy solicitation                                           $   81,218.32
                        Filing fees                                                  $      645.86

                  (iv)  Total expenses (sum of lines (i)-(iii) above):               $  218,504.19

      (b)   How were those expenses allocated?

            1.    Merger involving INVESCO Asian Growth Fund:

                  INVESCO Funds Group, Inc.                 50%
                  INVESCO Asian Growth Fund                 18%
                  INVESCO Pacific Basin Fund                32%

            2.    Merger involving INVESCO European Small Company Fund:

                  INVESCO Funds Group, Inc.                 50%
                  INVESCO European Small Company Fund        7%
                  INVESCO European Fund                     43%

            3.    Reorganization involving INVESCO S & P 500 Index Fund:

                  INVESCO Funds Group, Inc.                 50%
                  INVESCO S&P 500 Index Fund                50%

            4.    Reorganization involving INVESCO Latin American Growth Fund:

                  INVESCO Funds Group, Inc.                 50%
                  INVESCO Latin American Growth Fund        50%

            5.    Reorganization involving INVESCO Realty Fund:

                  INVESCO Funds Group, Inc.                 50%
                  INVESCO Realty Fund                       50%

            6.    Reorganization involving INVESCO Telecommunications Fund:

                  INVESCO Funds Group, Inc.                 50%
                  INVESCO Telecommunications Fund           50%

      (c)   Who paid those expenses?

            1.    Merger involving INVESCO Asian Growth Fund:

                  INVESCO Funds Group, Inc.                      $  67,679.78
                  INVESCO Asian Growth Fund                      $  23,822.42
                  INVESCO Pacific Basin Fund                     $  43,857.33


            2.    Merger involving INVESCO European Small Company Fund:

                  INVESCO Funds Group, Inc.                       $137,679.19
                  INVESCO European Small Company Fund            $  19,386.89
                  INVESCO European Fund                           $118,292.28

            3.    Reorganization involving INVESCO S & P 500 Index Fund:

                  INVESCO Funds Group, Inc.                      $  12,185.96
                  INVESCO S&P 500 Index Fund                     $  12,185.96

            4.    Reorganization involving INVESCO Latin American Growth Fund:

                  INVESCO Funds Group, Inc.                      $  17,218.48
                  INVESCO Latin American Growth Fund             $  17,218.48

            5.    Reorganization involving INVESCO Realty Fund:

                  INVESCO Funds Group, Inc.                      $  11,250.16
                  INVESCO Realty Fund                            $  11,250.16

            6.    Reorganization involving INVESCO Telecommunications Fund:

                  INVESCO Funds Group, Inc.                       $109,252.10
                  INVESCO Telecommunications Fund                 $109,252.10

      (d)   How did the fund pay for unamortized expenses (if any)?

            1.    Merger involving INVESCO Asian Growth Fund:

                  INVESCO Pacific Basin Fund assumed all the liabilities of INVESCO Asian Growth Fund.

            2.    Merger involving INVESCO European Small Company Fund:

                  INVESCO European Fund assumed all the liabilities of INVESCO European Small Company Fund.

            3.    Reorganization involving INVESCO S & P 500 Index Fund:

                  Not applicable.

            4.    Reorganization involving INVESCO Latin American Growth Fund:

                  Not applicable.

            5.    Reorganization involving INVESCO Realty Fund:

                  Not applicable.

            6.    Reorganization involving INVESCO Telecommunications Fund:

                  Not applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

            [ X ] Yes         [   ] No

      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


      The initial application on Form N-8F for INVESCO Specialty Funds, Inc., SEC File No. 811-08528, was filed with the Commission on July 24, 2000.


V.    CONCLUSION OF FUND BUSINESS

24.   Is the fund a party to any litigation or administrative proceeding?

            [  ] Yes          [x] No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

            [  ] Yes          [x] No

      If Yes, describe the nature and extent of those activities:

VI.   MERGERS ONLY

26.   (a)   State the name of the fund surviving the Merger:

      1. With respect to the merger involving INVESCO Asian Growth Fund, the fund surviving the merger is INVESCO Pacific Basin Fund, a series of INVESCO International Funds, Inc.

      2. With respect to the merger involving INVESCO European Small Company Fund, the fund surviving the merger is INVESCO European Fund, a series of INVESCO International Funds, Inc.

      3. With respect to the merger involving INVESCO S & P 500 Index Fund, the fund surviving the merger is INVESCO S & P 500 Index Fund, a series of INVESCO Stock Funds, Inc.

      4. With respect to the merger involving INVESCO Latin American Growth Fund, the fund surviving the merger is INVESCO Latin American Growth Fund, a series of INVESCO International Funds, Inc.

      5. With respect to the merger involving INVESCO Realty Fund, the fund surviving the merger is INVESCO Real Estate Opportunity Fund, a series of INVESCO Sector Funds, Inc.

      6. With respect to the merger involving INVESCO Telecommunications Fund (formerly named INVESCO Worldwide Communications Fund), the fund surviving the merger is INVESCO Telecommunications Fund, a series of INVESCO Sector Funds.

      (b) State the Investment Company Act file number of the fund surviving the Merger:

      1. With respect to the merger involving INVESCO Asian Growth Fund, the fund surviving the merger is INVESCO Pacific Basin Fund, a series of INVESCO International Funds, Inc., Investment Company Act file no. 811-07758;

      2. With respect to the merger involving INVESCO European Small Company Fund, the fund surviving the merger is INVESCO European Fund, a series of INVESCO International Funds, Inc., Investment Company Act file no. 811-077598;

      3. With respect to the merger involving INVESCO S & P 500 Index Fund, the fund surviving the merger is INVESCO S & P 500 INDEX FUND, a series of INVESCO Stock Funds, Inc., Investment Company Act file no. 811-01474;

      4. With respect to the merger involving INVESCO Latin American Growth Fund, the fund surviving the merger is INVESCO Latin American Growth Fund, a series of INVESCO International Funds, Inc., Investment Company Act file no. 811-07758;

      5. With respect to the merger involving INVESCO Realty Fund, the fund surviving the merger is INVESCO Real Estate Opportunity Fund, a series of INVESCO Sector Funds, Inc., Investment Company Act file no. 811-03826;

      6. With respect to the merger involving INVESCO Telecommunications Fund (formerly named INVESCO Worldwide Communications Fund), the fund surviving the merger is INVESCO Telecommunications Fund, a series of INVESCO Sector Funds, Inc., Investment Company Act file no. 811-03826.

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

            1. With respect to the merger involving INVESCO Asian Growth Fund, the merger agreement was filed:

            File number:      333-71055
            Form type used:   N-14/A
            Date filed:       March 17, 1999

            2. With respect to the merger involving INVESCO European Small Company Fund, the merger agreement was filed:

            File number:      333-70971
            Form type used:   N-14/A
            Date filed:       March 17, 1999

            3. With respect to the reorganization involving INVESCO S & P 500 Index Fund, the reorganization agreement was filed:

            File number:      811-08528
            Form type used:   DEF 14A
            Date filed:       March 26, 1999

            4. With respect to the reorganization involving INVESCO Latin American Growth Fund, the reorganization agreement was filed:

            File number:      811-08528
            Form type used:   DEF 14A
            Date filed:       March 26, 1999

            5. With respect to the reorganization involving INVESCO Realty Fund, the reorganization agreement was filed:

            File number:      811-08528
            Form type used:   DEF 14A
            Date filed:       March 26, 1999

            6.   With   respect   to  the   reorganization   involving   INVESCO
      Telecommunications  Fund (formerly named INVESCO Worldwide  Communications
      Fund), the reorganization agreement was filed:

            File number:      811-08528
            Form type used:   DEF 14A
            Date filed:       March 26, 1999


      (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

      The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of INVESCO Specialty Funds, Inc., (ii) he is the Secretary of INVESCO Specialty Funds, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

Date: August 16, 2000                           /S/ GLEN A. PAYNE
                                                ------------------
                                                Name:    Glen A. Payne
                                                Title:   Secretary